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                                December 21, 2007



VIA OVERNIGHT DELIVERY
AND FACSIMILE (202) 772-9202

Ms. Hanna T. Teshome, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Mail Stop: 3561

Re: IDEX Corporation Response to Comment Letter dated December 7, 2007 Definitive 14A Proxy Statement filed March 7, 2007 ("Proxy Statement") File No. 001-10235

Dear Ms. Teshome:

The following represents IDEX Corporation's (the "Company") response to the additional comments of the staff of the Division of Corporation Finance in your letter, dated December 7, 2007, to Mr. Lawrence D. Kingsley with respect to the Company's Proxy Statement. For ease of reference each comment is repeated in italics below and followed by the Company's response.

1. While we note your response to prior comment 6, we re-issue that comment in part. Please confirm that you will identify the companies with which you benchmark compensation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

In reviewing market data, the Compensation Committee does not receive or consider information with respect to pay practices of any individual company; rather from time to time it has compared its compensation to general compensation surveys such as the "general industry companies with data regressed based on the Company's revenue size" and "industrial manufacturing companies with data regressed based on the Company's revenue size" referenced on page 13 of the Proxy Statement. The Compensation Committee has relied only upon aggregated data provided by general compensation surveys. The Company, accordingly, has not benchmarked to the individual companies set forth in the surveys, but rather only references the composite aggregated data of the surveys.

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In future filings, to the extent that the Company relies upon general market surveys, we will disclose such surveys. To the extent that the Company benchmarks against individual companies, the Company will identify in future filings all individual companies with which we benchmark.

2. You also indicate in your response to our prior comment 9 that Mr. Kingsley's compensation is benchmarked to a different peer group than other officers. Please confirm that you will identify different peer groups against whom you benchmark compensation for all named executive officers. In addition, please confirm that you will disclose where you target each element of compensation against the peer groups and where actual payments fall within targeted parameters. To the extent actual compensation is outside a targeted percentile range, please confirm that you will explain why.

In future filings the Company will identify, if applicable, different peer groups against which we benchmark compensation for each named executive officer. Please note that for 2006 the Company did on page 13 of Proxy Statement identify the peer group that the Company used for benchmarking Mr. Kingsley's compensation and, as discussed above, the surveys by which it compares all other named executive officers' compensation. For 2007, the Company only used the general survey data for purposes of determining the competitive nature of its compensation package and did not use a separate peer group for Mr. Kingsley.

In addition, the Company will in future filings disclose where it targets each element of compensation against any benchmarked peer groups or survey data and where actual payments fell within targeted parameters, including an explanation of any compensation outside the targeted percentile range. For 2006, please note that on page 12 of the Proxy Statement, the Company has identified that pay levels (including base salary, incentive compensation at target and benefits, are targeted around the 50th percentile of the pay levels of comparable positions at comparable companies based on the survey data and, for the CEO, his benchmarked peer group. Generally, pay levels within 20% plus or minus of the median are considered to be within the targeted range. In the aggregate, pay levels for the named executive officers, other than Mr. Kingsley, were 2% below the median, and each individual named executive officer was within 15% plus or minus of the median in the survey data. Mr. Kingsley's actual total compensation was 15% above the 50th percentile of pay levels for his benchmarked peer group. Accordingly, we consider each individual named executive officer's actual total compensation for 2006 to be within the targeted range.

                                  *     *     *

IDEX Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and IDEX Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with this response please call the undersigned at (847) 498-7070, or Christopher Lueking of Latham & Watkins LLP at (312) 876-7680.

                                             Very truly yours,

                                             /s/ Frank Notaro

                                             Frank Notaro
                                             Vice President, General Counsel
                                             and Secretary

cc:  Lawrence D. Kingsley
     Christopher Lueking


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